Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

March  9, 2007

Dear Caremark Stockholder:

As you know, Caremark’s March 16th special meeting of stockholders to vote on the CVS merger proposal is fast approaching. Given the importance of the vote, it is logical that the Caremark Board of Directors should be doing everything in its power to ensure that its stockholders have the opportunity to receive the highest value for their shares. Instead, the Caremark Board continues to ignore the Express Scripts offer — one that is strategically and financially superior to the proposed acquisition of Caremark by CVS.

By voting “AGAINST” the CVS merger proposal you can send a message to the Caremark Board that it is time to level the playing field, sit down with Express Scripts and ensure that you, as a Caremark stockholder, realize maximum value for your Caremark shares. We and our advisors remain ready to meet with Caremark and its advisors to discuss our offer and to begin confirmatory due diligence immediately, a process that, with Caremark’s cooperation, we should be able to complete very quickly. As we have informed the Caremark directors, if we were able to identify additional value during due diligence, including if we determine that there are greater net synergies beyond what we have reflected in our analysis thus far, it could result in an increase to our offer price. By repeatedly refusing to engage in a conversation with Express Scripts, it is clear to us that the Caremark Board has not acted in your best interests.

PROTECT YOUR RIGHT TO RECEIVE
SUPERIOR VALUE FOR YOUR CAREMARK SHARES

VOTE “AGAINST” THE PROPOSED CVS MERGER

We firmly believe that you will see greater benefits through a combination with Express Scripts — a combination that is predicated on a model with a proven strategic rationale. Horizontal PBM transactions, like the proposed Express Scripts-Caremark combination, result in value creation on average of 89%. By contrast, vertical integrations involving a PBM have historically resulted in value destruction on average of 36%.

Our offer provides you with superior currency — ownership in a high growth Express Scripts stock — while the CVS proposal offers you currency in a lower growth stock. Express Scripts has significantly outperformed CVS over the last 10 years, with total stockholder returns of 1531% to 315%, respectively. In addition, Express Scripts is offering you greater certainty of value provided by the significantly greater cash portion of our offer as compared to the CVS proposal. In addition, we have recently announced that we have increased our offer to include a cash “ticking fee” which is intended to compensate Caremark stockholders for any additional time it takes for Express Scripts to obtain regulatory approval for the transaction.

We are confident that an Express Scripts-Caremark combination will deliver superior value to the companies’ respective stockholders, plan sponsors and patients. We remain committed to effecting a combination of Express Scripts and Caremark and we also remain steadfast that we can close the transaction no later than the third quarter of 2007.

For more information on our offer, please refer to the Express Scripts prospectus/offer to purchase filed on Form S-4 with the Securities and Exchange Commission and a brief summary of our offer in the attached proxy supplement. If you would like to obtain free of charge copies of our prospectus/offer to exchange, the definitive proxy statement to which this supplement relates or any other related document filed with the Securities and Exchange Commission, please refer to the attached proxy supplement in which we have provided instructions as to how you may do so.

As a Caremark stockholder, we remind you that your vote is important, no matter how many, or how few, shares you own. Send a clear message to Caremark’s Board that as an owner of the Company you demand that they act in your best interest.

Please note that enclosed is a duplicate GOLD Proxy Card; however the GOLD Proxy Cards that accompanied our original proxy statement “AGAINST” the Caremark Board’s proposal to adopt the plan of merger and our other mailings will remain valid.

We urge you to VOTE the GOLD Proxy Card TODAY “AGAINST” the Caremark Board’s proposal to adopt the plan of merger with CVS.

Sincerely,

George Paz
President, Chief Executive Officer
and Chairman of the Board

If you have any questions or need assistance in voting the GOLD proxy card AGAINST the proposed Caremark/CVS merger, please contact our proxy advisor MacKenzie Partners at (800) 322-2885.